CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated each of Cynthia
Poehlman and Andrea Letizia to execute and file on the undersigned's behalf all Forms
3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange
Commission as a result of the undersigned's ownership or transactions in securities of ParkerVision, Inc. The authority of each of Cynthia Poehlman and Andrea Letizia under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, or 5 with regard to the undersigned's ownership of or transactions in securities of ParkerVision, Inc.
unless earlier revoked in writing. The undersigned acknowledges that none of Cynthia Poehlman and Andrea
Letizia, or ParkerVision, Inc. are assuming any of the undersigned's responsibilities to comply with Section
16 of the Securities Exchange Act of 1934.


By: /s/Gregory S. Rawlins
Dated: 7/25/17